EXHIBIT 99

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENT OF OPERATIONS(1)
                        SUPPLEMENTAL SCHEDULE (UNAUDITED)

(Dollars in millions)                Three Months Ended        Nine Months Ended
                                        September 30             September 30
                                    -------------------     --------------------
                                       1996      1995          1996       1995
                                    --------   --------     ---------   --------
Revenue:
   Hardware sales                   $  8,372   $  7,745     $  24,656   $ 24,131
   Services                            3,932      3,133        10,864      8,619
   Software                            3,102      3,134         9,334      9,079
   Maintenance                         1,723      1,849         5,226      5,547
   Rentals and financing                 933        893         2,724      2,644
                                    --------   --------     ---------   --------
   Total revenue                      18,062     16,754        52,804     50,020
Cost:
   Hardware sales                      5,282      4,952        16,002     14,938
   Services                            3,219      2,501         8,755      6,860
   Software                              986      1,078         2,907      3,149
   Maintenance                           904        911         2,731      2,679
   Rentals and financing                 413        391         1,191      1,178
                                    --------    -------     ---------   --------
   Total cost                         10,804      9,833        31,586     28,804
                                    --------    -------     ---------    -------
Gross profit                           7,258      6,921        21,218     21,216
Operating expenses:
   Selling, general and
    administrative                     4,175      3,858        11,761     11,374
   Research, development and
    engineering                        1,115      1,035         3,322      2,922
                                    --------    -------     ---------    -------
   Total operating expenses            5,290      4,893        15,083     14,296

Operating income                       1,968      2,028         6,135      6,920
Other income, principally interest       183        208           526        692
Interest expense                         172        159           526        527
                                    --------    -------     ---------    -------
Earnings before income taxes           1,979      2,077         6,135      7,085
Income tax provision                     694        775         2,294      2,778
                                    --------    -------     ---------    -------
Net earnings                           1,285      1,302         3,841      4,307
Preferred stock dividends and
  transaction costs                        5          5            15         57
                                    --------    -------     ---------    -------
Net earnings applicable to
  common shareholders               $  1,280    $ 1,297     $   3,826    $ 4,250
                                    ========    =======     =========    =======
Net earnings per share of
  common stock                      $   2.45    $  2.30     $    7.17    $  7.39

(1) Supplemental information provided for comparative purposes. See footnote three on page five for details regarding this schedule.

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